April 14, 2008

Via EDGAR and telecopier 202-772-9210

Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:           Mid-America Apartment Communities, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-12762

Dear Mr. Woody:

We have reviewed your letter dated April 2, 2008, regarding the above referenced filing and have prepared the following responses to your comments.  The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2007:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends, page 31

1.	Please tell us how you have complied with Item 10(e) of Regulation S-K in your presentation of NOI growth.

Response:

Because the NOI references were not those of Mid-America Apartment Communities, Inc. as a whole (i.e., they were not the “registrant’s”) but were instead internal measurements of individual markets and because we viewed them in the nature of “operating and statistical measures” we did not believe that these references constituted “non-GAAP financial measures” that were required to be reconciled or meet the other requirements of Item 10(e) of Regulation S-K.  In the event that the Staff disagrees with our interpretation, we certainly would refrain from their use in future filings unless we believe that their use provides additional information necessary to understand our financial condition, changes in financial condition or results of operations. To the extent that future filings include non-GAAP financial measures, we will comply with Item 10(e) of Regulation S-K by including a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP, a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure calculated and presented in accordance with GAAP and a statement disclosing why we believe that presentation of the non-GAAP financial measure provides useful information to investors.

Liquidity and Capital Resources, page 33

2.
We note that the amount of Long-Term Debt within your contractual obligations table represents principal payments. Please tell us why you have not included interest related to your long-term debt obligations. Please refer to footnote 46 in our Release 33-8350.

Response:

We have reviewed footnote 46 of Release 33-8350 and believe it allows for discussion of interest related to long-term debt outside of the tabular format. Information on the interest rates related to our long-term debt including maturity dates and fixed versus variable status was provided earlier in the Liquidity and Capital Resources section in the table on page 35.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-6

3.
Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically address your omission of the line item income before minority interest and investments in real estate joint ventures.

Response:

We note the Staff’s comment and advise the Staff that future filings will include a line item for income before minority interest, investments in real estate joint ventures and discontinued operations.

4.
Please tell us how you have complied with paragraph 19 of APB 18, or tell us why you believe it was not necessary to show your share of earnings or losses of your real estate joint ventures as a single amount.

Response:

We note the Staff’s comment and advise the Staff that future filings will combine the following line items into a single amount: (loss) gain from investments in real estate joint ventures, and gains on dispositions within real estate joint ventures.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Minority Interest, page F-9

5.	Please tell us and disclose the amount of cash consideration that would be paid to the holders of the operating partnership units as if these units were redeemed at the balance sheet date.

Response:

We note the Staff’s comment and advise the Staff that in future filings we will expand the second paragraph under Minority Interest in Note 1. Organization and Summary of Significant Accounting Policies to read substantially as follows:

Mid-America’s Board of Directors established economic rights in respect to each Operating Partnership Unit that were equivalent to the economic rights in respect to each share of common stock. The holder of each unit may redeem their units in exchange for one share of common stock or cash, at the option of Mid-America. At December 31, 2007, a total of 2,423,819 units were outstanding and redeemable to Mid-America by the holders of the units for 2,423,819 shares of common stock or approximately $103,618,000, based on the closing price of Mid-America’s common stock on December 31, 2007 of $42.75 per share, at Mid-America’s option. At December 31, 2006, a total of 2,489,154 units were outstanding and redeemable to Mid-America by the holders of the units for 2,489,154 shares of common stock or approximately $142,479,000, based on the closing price of Mid-America’s common stock on December 29, 2006 of $57.24 per share, at Mid-America’s option

The Operating Partnership has followed the policy of paying the same per unit distribution in respect to the units as the per share distribution in respect to the common stock.  Operating Partnership net income for 2007, 2006 and 2005 was allocated approximately 9.2%, 10.1%, and 11.4%, respectively, to holders of Operating Partnership Units and 90.8%, 89.9%, and 88.6%, respectively, to Mid-America.

Mid-America Apartment Communities, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the comments and requests for additional information that you have raised.  Should you have any questions concerning our responses to your questions and comments, please feel free to contact Leslie Wolfgang, Vice President, Director of External Reporting and Corporate Secretary, at (901) 248-4126 or myself at (901) 248-4104.

Cordially,

Simon R.C. Wadsworth
Executive Vice President and Chief Financial Officer